SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER

                     PURSUANT TO RULE 13a-16 OR 15d-16 OF

                      THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of October, 2002



                               CP SHIPS LIMITED

   ------------------------------------------------------------------------

                (Translation of Registrant's Name Into English)

            62-65 Trafalgar Square, London WC2N 5DY, United Kingdom

   ------------------------------------------------------------------------

                   (Address of Principal Executive Offices)

     Indicative by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F                  Form 40-F      X
              ----                             -

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes______     No_______

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

     This report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant:

                            Form S-8 No. 333-13954



                              Page 1 of 19 Pages

                       Exhibits Index appears on Page 3

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                CP SHIPS LIMITED
                                                            (Registrant)

Date:  30 October 2002                          By: /s/ John K. Irving
                                                   -------------------
                                                Name:   John K. Irving
                                                Title:  Vice President, General
                                                         Counsel & Secretary

                                Exhibits Index

The following is a list of Exhibits included as part of this Report on Form
6-K.

Description of Exhibit                                                    Page
----------------------                                                    ----

10.1     Press Release of CP Ships Limited "CP SHIPS
         ANNOUNCES $33 MILLION OPERATING PROFIT FOR
         THIRD QUARTER 2002                                                4

                                                                 Exhibit 10.1


                CP SHIPS ANNOUNCES $33 MILLION OPERATING PROFIT
                            FOR THIRD QUARTER 2002

LONDON, UK (30th October 2002) - CP Ships Limited today announced unaudited operating income before exceptional charges for third quarter 2002 of US $33 million. This is $1 million lower than operating income before exceptional charges for same period last year, and a $12 million improvement from the $21 million operating profit in second quarter 2002. Net income for the third quarter 2002 was $17 million, compared to a loss of $9 million. Basic earnings per share was $0.26 before exceptional charges and $0.19 after, compared with last year's $0.35 before and a loss of $0.11 after.

"Stronger than expected volume particularly in the TransAtlantic and generally improved average freight rates led to better results for the quarter," said CP Ships' CEO Ray Miles.

Volume at 524,000 teu, including Italia Line from early August, was up 12% compared with the same period in 2001, while underlying volume growth excluding Italia Line was up by 7%. The underlying average freight rate increased 3% from second quarter 2002, following five successive quarters of freight rate decline. However, it was still down 10% from third quarter last year. EBITDA before exceptional charges was $56 million and cash from operations was $24 million in the quarter.

Operating income before exceptional charges for the nine months ended 30th September 2002 was $48 million against $104 million in same period of 2001 due to difficult market conditions particularly in the first quarter. Net income decreased to $22 million from $48 million.

On 6th August 2002 CP Ships completed its acquisition of Italia Line for $41 million including costs. Integration of the ship network and schedules, container fleet and organization is proceeding as planned.

At the end of August, CP Ships completed its $181 million purchase of four ice-strengthened containerships, which were previously bareboat chartered. Deferred costs of $6 million related to the now terminated financing arrangements, were written off as an exceptional charge.

These two investments were paid for with proceeds from the offerings of 9.6 million common shares and $200 million of ten-year unsecured senior notes both of which closed in early July, raising $275 million net of expenses.

In September, CP Ships took delivery of the 4100 teu Contship Aurora, the second of ten new containerships being built under the company's $800 million 23 ship replacement program. She is the first of three ships specially designed to carry a high proportion of refrigerated containers in the Australasian trade lanes, which CP Ships is presently restructuring in partnership with five other shipping companies to achieve more consistent market coverage, improved frequency and better transit times with fewer ships of higher capacity at lower cost.

At the end of the quarter, the US West Coast port labour dispute affected several services. However, US West Coast volume represents only 9% of CP Ships annual total including Italia Line and there was no effect on third quarter results. Indeed, we had expected only a modest impact on fourth quarter results, although operations are taking longer to return to normal than expected.

The previously announced 2002 annualized cost reduction target of $100 million remains on course and is likely to be exceeded.

The ship fleet increased from 73 on 30th June to 92 on 30th September. Of the additional 19 ships, eleven are Italia Line short and medium-term charters, while a further six ships are short-term charters deployed mainly in the Asia-Americas trade lane to accommodate additional peak season volume.

Outlook

Third quarter results were ahead of our expectations with volume generally improving and freight rate declines slowing or reversing. Industry capacity, even with substantial new ship deliveries last year and this year, is tight in the lead legs of most major trades. In our own trade lanes, we expect volume to remain firm and freight rates generally to improve slowly, but with the seasonal downturn in December and some uncertainty on US West Coast operations, we expect fourth quarter results to be less strong than in the third quarter.

While the industry appears to be moving out of its current trough, there will be further significant new ship deliveries in the remainder of this year and next year, and when coupled with uncertainty on US and world economic growth, we remain cautious about the timing and strength of the industry's recovery and consequently cautious on our own profit expectations for 2003.

TransAtlantic Market

Operating income at $16 million before exceptional charges was up $2 million on the same period in 2001. Underlying volume was up 15%, with increases both eastbound and westbound. Including Italia Line the increase was 22%. Stronger volume and lower underlying operating costs offset the adverse impact of 16% lower underlying freight rates. However, freight rates were down only 1% from the previous quarter.

Operating income for the nine months was $38 million against $50 million last year with average freight rates 15% lower, partly offset by an underlying volume increase of 4%.

Australasian Market

Operating income was $11 million in the third quarter against $9 million in same period last year. Volume was 6% lower due to weaker exports from Australasia. Substantially lower ship network costs offset 5% weaker average freight rates. The improvement in profit from second quarter this year's $6 million followed an increase in average freight rates of 2%.

Operating income for the nine months was $14 million compared with $22 million in 2001. Lower ship network costs partly offset the adverse effects of 4% lower volume and 8% lower average freight rates.

Latin American Market

Operating income decreased to $5 million from $10 million last year. Underlying volume was 2% lower due to reduced imports into Argentina, Brazil and Venezuela, but increased 17% with the addition of Italia Line. Underlying average freight rates were down 14%. However, versus second quarter 2002, freight rates were down only 1%. Reduced ship network costs and other efficiencies partly offset the effect of lower underlying volume and lower freight rates compared with the corresponding period last year.

Year to date operating income of $19 million compared with $21 million last year. Lower ship network costs and other cost savings offset a 15% decrease in average freight rates.

Asian Market

There was an operating loss of $4 million in the third quarter compared with a loss of $2 million in the same period last year and a loss of $10 million in second quarter this year. Continuing losses in the Asia-Europe trade, albeit at a lower rate, were the main reason. Volume was up 10% compared with the same period last year with growth in both the Asia-Americas and Asia-Europe trade lanes. Average freight rates were down 5%. However, compared to second quarter 2002 they were up 10%, mainly in the Asia-Europe trade.

For the year to date, operating loss was $33 million compared with breakeven in 2001 due mainly to losses in Asia-Europe.

Other Activities

Operating income at $5 million was $2 million higher compared to the third quarter last year and for the nine months ended 30th September was $10 million compared to $11 million last year.

Other Income Statement Items

Income tax expense for the third quarter at $2 million was unchanged from second quarter and $1 million less than the same period in 2001.

Net interest expense was $8 million compared to net interest income of $1 million in the third quarter 2001 reflecting the increased debt, including the issue of the senior notes in July, to finance capital expenditure. In October, the 10.375% fixed rate of interest on the senior notes was swapped to interest based on three-month LIBOR, currently giving an effective rate of 7.55%.

Following changes in Canadian accounting principles, goodwill has not been amortized since 1st January 2002, but is subject to an impairment test at least annually. The transitional impairment test has been completed and no write-downs are required. Not amortizing goodwill benefited net income by $4 million in the third quarter compared with the same period last year.

Liquidity and Capital Resources

Cash from operations before restructuring payments for the third quarter was $26 million compared with $50 million in the same period 2001 due to higher interest costs and increased investment in non-cash working capital.

Year to date cash from operations before restructuring and spin-off payments was $53 million compared with $144 million last year due to lower net income and higher investment in non-cash working capital.

Capital expenditure in the quarter was $224 million including the purchase of the four ice-strengthened ships and a final payment of $37 million to acquire the Contship Aurora.

During the quarter, $52 million was invested to acquire Italia Line and refinance its debt.

Long-term debt was $462 million at 30th September 2002 up by $232 million since 31st December 2001. This reflects the issue of $200 million principal amount of the senior notes, which raised $187 million net of expenses, drawdowns of bank facilities to finance capital expenditure, and the assumption of capital leases in Italia Line. Net debt at 30th September 2002 was $345 million. The senior notes were registered with the SEC on 3rd October 2002 and an exchange offer to convert the notes to registered form is expected to be completed by 31st October 2002. During the quarter 9.6 million common shares were also issued at C$15 ($9.93) raising $88 million net of expenses.

Dividend

CP Ships' Board of Directors has declared a dividend for third quarter 2002 of $0.04 per common share, payable on 26th November 2002 to shareholders of record on 11th November 2002.

      ------------------------------------------------------------------

Investment Community Conference Call

Management will discuss its third quarter results in a conference call with the investment community on 30th October 2002 at 10:30 Eastern time, 15:30 London UK time. A slide presentation will accompany the call. The conference call and slide presentation will be webcast live through the CP Ships corporate website, WWW.CPSHIPS.COM. The webcast will also be available in archive through 30th November 2002 through the CP Ships website.

QUARTERLY RESULTS 2002, 2001 and 2000
Unaudited

US$ millions except volume                 Q3       Q2      Q1      Q4      Q3       Q2      Q1       Q4      Q3
                                          2002     2002    2002    2001    2001     2001    2001     2000    2000
--------------------------------------- ------- -------- ------- ------- ------- -------- ------- -------- -------

Volume (000's TEU)
    TransAtlantic                          277     256      222     233     227    245       237     251      258
    Australasia                             84      86       77      90      89     89        80      96       91
    Latin America                           48      38       33      39      41     41        41      42       43
    Asia                                   106     110       95      94      96     79        62      65       60
    Other                                    9       8        9      12      16     14        17      13       12
--------------------------------------- ------- -------- ------- ------- ------- -------- ------- -------- -------
Total Volume                               524     498      436     468     469    468       437     467      464
--------------------------------------- ------- -------- ------- ------- ------- -------- ------- -------- -------

Revenue
    TransAtlantic                          349     320      288     334     315    339       335     347      356
    Australasia                            132     136      120     140     136    142       131     152      149
    Latin America                           63      54       50      59      62     63        60      62       63
    Asia                                   137     123      103     115     124    108        88     100       95
    Other                                   23      18       17      21      26     23        25      25       22
--------------------------------------- ------- -------- ------- ------- ------- -------- ------- -------- -------
Total Revenue                              704     651      578     669     663    675       639     686      685
--------------------------------------- ------- -------- ------- ------- ------- -------- ------- -------- -------

Expenses
    TransAtlantic                          333     306      280     305     301    321       317     322      334
    Australasia                            121     130      123     133     127    132       128     146      142
    Latin America                           58      46       44      52      52     56        56      56       56
    Asia                                   141     133      122     128     126    107        87      96       89
    Other                                   18      15       15      16      23     20        20      19       18
--------------------------------------- ------- -------- ------- ------- ------- -------- ------- -------- -------
Total Expenses                             671     630      584     634     629    636       608     639      639
--------------------------------------- ------- -------- ------- ------- ------- -------- ------- -------- -------

Operating Income/(Loss)
    TransAtlantic                         16       14       8      29      14       18      18       25        22
    Australasia                           11        6     (3)       7       9       10       3        6         7
    Latin America                          5        8       6       7      10        7       4        6         7
    Asia                                  (4)     (10)    (19)    (13)     (2)       1       1        4         6
    Other                                  5        3       2       5       3        3       5        6         4
--------------------------------------- ------- -------- ------- ------- ------- -------- ------- -------- -------
Total Operating Income/(Loss)             33(2)     21     (6)     35(1)   34(1)    39      31       47        46
--------------------------------------- ------- -------- ------- ------- ------- -------- ------- -------- -------




Analysis of Expenses
   Container shipping operations           559      520     474     524     519      524     501      514     529
   General and administrative               89       88      89      87      91       92      93      103      94
   Depreciation                             23       20      20      23      19       16      16       22      13
   Other                                     0        2       1       0       0        4     (2)        0       3
--------------------------------------- ------- -------- ------- ------- ------- -------- ------- -------- -------
Total Expenses                             671      630     584     634     629      636     608      639     639
--------------------------------------- ------- -------- ------- ------- ------- -------- ------- -------- -------

(1) Before an exceptional charge in Q3 2001 of $37 million and a credit in Q4 2001 of $1 million.
(2) Before an exceptional charge of $6 million.

OPERATING DATA
Unaudited

EBITDA(1)                              Q3      Q2       Q1      Q4       Q3      Q2       Q1      Q4       Q3
US$ millions                          2002    2002     2002    2001     2001    2001     2001    2000     2000
---------------------------------- -------- ------- -------- ------- -------- ------- -------- ------- --------

                                        56      41       14      58       53      55       47      69       59


QUARTERLY FREIGHT RATE CHANGES
Percentage change(2)                   Q3      Q2       Q1      Q4       Q3      Q2      Q1        Q4        Q3
                                      2002    2002     2002    2001     2001    2001    2001      2000      2000
---------------------------------- -------- ------- -------- ------- -------- ------- ------- --------- ---------


TransAtlantic                           (1)     (6)      (6)    (3)      (2)     (3)       4         4         2
Australasia                              2       0       (3)    (4)      (2)     (2)       6        (2)       (1)
Latin America                           (1)     (4)      (4)    (5)      (1)     (2)       2         1        11
Asia                                    10       2      (10)    (5)      (8)

---------------------------------- -------- ------- -------- ------- -------- ------- ------- --------- ---------
Total                                    3      (2)      (7)    (4)      (1)     (1)       1         2         3
---------------------------------- -------- ------- -------- ------- -------- ------- ------- --------- ---------



OPERATING LEASE RENTALS
US$ millions                            Q3      Q2       Q1      Q4      Q3       Q2      Q1
                                      2002    2002     2002    2001    2001
                                                                                2001    2001
----------------------------------- ------- ------- -------- ------- ------- -------- -------

Ships3                                  49      49       52      62      77       83      86
Containers                              34      31       30      32      33       33      34
Other                                    6       6        6       4       4        5       5

----------------------------------- ------- ------- -------- ------- ------- -------- -------
Total                                   89      86       88      98     114      121     125
----------------------------------- ------- ------- -------- ------- ------- -------- -------


SHIPS
------------------------------------------------------------------------------

Number of ships employed at 30th September 2002                    92

CONTAINERS
------------------------------------------------------------------------------

Fleet in teu at 30th September 2002                           401,000


(1) Earnings before interest, taxes, depreciation, amortization and exceptional charges.
(2) Percentage increase (decrease) compared with previous quarter in average freight rates which exclude inland revenue and slot charter revenue. Asia is excluded prior to Q3 2001 due to the substantial change in the mix of trade lanes during the period. Total is all trade lanes. Excludes Italia in Q3 2002.
(3) Time charters, which include certain ship operating expenses, and bareboat charters.

CONSOLIDATED STATEMENTS OF INCOME
Unaudited                                                             Three months            Nine months
US$ millions except per share amounts                                 to 30th September       to 30th September

                                                                         2002        2001        2002       2001
--------------------------------------------------------------------- ----------- ----------- ----------- ----------

Revenues
    Container shipping operations                                        704         663        1,933       1,977

Expenses
    Container shipping operations                                        559         519        1,553       1,544
    General and administrative                                            89          91         266          276
    Depreciation                                                          23          19          63           51
    Currency exchange loss                                                 1           -           3            2
     Loss on disposal of capital assets                                   (1)          -           -            -

                                                                      ----------- ----------- ----------- ----------
                                                                         671         629        1,885        1,873

Operating Income before Exceptional Charges                               33          34          48           104

     Spin-off related items                                                -         (17)         -            (17)
     Unusual charges                                                       -         (20)         -            (20)
     Write off of deferred charges (note 5)                               (6)          -          (6)          -

                                                                      ----------- ----------- ----------- ----------
Operating Income/(Loss)                                                   27          (3)          42         67

    Net interest                                                          (8)          1          (14)         3
    Income tax                                                            (2)         (3)         (6)         (8)
    Minority interest                                                      -           -           -           1
    Goodwill charges, net of tax ($0) (note 1)                             -          (4)          -         (12)

                                                                      ----------- ----------- ----------- ----------
Net Income/(Loss)                                                         17          (9)          22         51

Dividends on preference shares                                             -           -           -          (3)

                                                                      ----------- ----------- ----------- ----------
Net Income/(Loss) available to common shareholders                        17          (9)          22         48
                                                                      ----------- ----------- ----------- ----------

Average number of common shares outstanding (millions)                   89.4         79.1        83.2       79.1

Earnings per common share basic (note 2)                                $0.19       $(0.11)      $0.26       $0.61

Earnings per common share diluted (note 2)                              $0.19       $(0.11)      $0.26       $0.61


CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
Unaudited                                                                  Three months            Nine months
US$ millions                                                            to 30th September       to 30th September

                                                                         2002        2001        2002       2001
--------------------------------------------------------------------- ----------- ----------- ----------- ----------

Balance, beginning of period                                              512         500         513         443
Net income available to common shareholders                                17          (9)         22          48
                                                                      ----------- ----------- ----------- ----------
                                                                          529         491         535         491
Dividend on common shares                                                  (4)          -         (10)          -
                                                                      ----------- ----------- ----------- ----------
Balance, 30th September                                                   525         491         525          491
                                                                      ----------- ----------- ----------- ----------

CONSOLIDATED BALANCE SHEETS
Unaudited
US$ millions                                                                30th September           31st December
                                                                                 2002                     2001
---------------------------------------------------------------------- ------------------------- -----------------------

ASSETS

Current assets
    Cash and cash equivalents                                                    117                      116
    Accounts receivable                                                          428                      366
    Prepaid expenses                                                              40                       38
    Inventory                                                                     22                       12
                                                                       ------------------------- -----------------------
                                                                                 607                      532

Capital assets, at cost                                                        1,325                    1,056
Accumulated depreciation                                                        (303)                    (261)
                                                                       ------------------------- -----------------------
                                                                               1,022                     795
                                                                       ------------------------- -----------------------


Deferred charges                                                                   8                      14
Goodwill (note 3)                                                                605                     510

                                                                       ------------------------- -----------------------
                                                                                2,242                  1,851
                                                                       ------------------------- -----------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
    Accounts payable and accrued liabilities                                     565                     505
    Long-term debt due within one year                                            12                      15
                                                                       ------------------------- -----------------------
                                                                                 577                     520

Long-term liabilities
    Long-term debt due after one year                                            450                     215
    Future income taxes                                                           8                        8
    Minority interests                                                            8                        8
                                                                       ------------------------- -----------------------
                                                                                 466                     231

Shareholders' equity
    Common share capital                                                         685                      597
    Retained earnings                                                            525                      513
    Cumulative foreign currency translation adjustments                          (11)                     (10)
                                                                       ------------------------- -----------------------
                                                                                1,199                   1,100

                                                                       ------------------------- -----------------------
                                                                                2,242                   1,851
                                                                       ------------------------- -----------------------

CONSOLIDATED STATEMENTS OF CASH FLOW
Unaudited                                                                  Three months            Nine months
US$ millions                                                            to 30th September       to 30th September

                                                                         2002        2001        2002       2001
--------------------------------------------------------------------- ----------- ----------- ----------- ----------
Operating Activities
    Net income for period                                                 17          (9)          22          51
    Depreciation and goodwill charges                                     23          23           63          63
    Amortization and write-off of deferred charges                         6           -            8           -
    Restructuring and spin-off costs                                       -          37            -          37
    Loss on disposal of capital assets                                    (1)          -            -           -
    Other                                                                 (2)          -           (1)          3
                                                                      ----------- ----------- ----------- ----------
                                                                          43          51           92         154

    Increase in non-cash working capital                                 (17)         (1)         (39)       (10)

                                                                      ----------- ----------- ----------- ----------
Cash from operations before restructuring and                             26          50           53         144
    spin-off payments

Restructuring and spin-off payments                                      (2)          (2)         (11)        (2)

                                                                      ----------- ----------- ----------- ----------
Cash flow from operations                                                 24          48           42         142

Financing Activities
    Increase in share capital                                             88           -           88           -
    Contributed surplus                                                    -           -            -           2
    Return of share capital                                                -         (14)           -         (14)
    Redemption of preferred shares                                         -           -            -        (116)
    Increase in long-term debt                                           383         159          418         163
    Repayment of long-term debt                                         (199)         (3)        (207)         (9)
    Repayment of Italia short-term debt                                  (11)          -          (11)          -
    Deferred charges                                                       -           -           (2)          -
    Increase in loans from former affiliates                               -           -            -          88
    Repayment of loans from former affiliates                              -        (138)           -         (138)
    Preference dividends paid                                              -          (1)           -          (3)
    Common share dividends paid                                           (4)          -          (10)          -
                                                                      ----------- ----------- ----------- ----------
    Cash inflow/(outflow) from financing activities                      257           3          276        (27)

Investing Activities
    Additions to capital assets                                         (224)        (43)        (281)       (242)
    Acquisition of business                                              (40)         -           (40)          -
    Proceeds from disposals of capital assets                              -           4            4           7
    Repayment of loan to former affiliate                                  -           -            -         116
                                                                      ----------- ----------- ----------- ----------
    Cash (outflow) from investing activities                            (264)        (39)        (317)       (119)

Cash Position*
    Increase/(decrease) in cash and cash equivalents                      17          12            1          (4)
    Cash and cash equivalents at beginning of period                     100         106          116         122

                                                                      ----------- ----------- ----------- ----------
    Cash and cash equivalents at end of period                           117         118          117         118
                                                                      ----------- ----------- ----------- ----------

* Cash and cash equivalents comprises cash and temporary investments with a maximum maturity of three months.

SEGMENT INFORMATION
Unaudited                                                                  Three months            Nine months
US$ millions except volume                                              to 30th September       to 30th September

                                                                         2002        2001        2002       2001
--------------------------------------------------------------------- ----------- ----------- ----------- ----------

Volume (000's TEU)
    TransAtlantic                                                         277         227          755         709
    Australasia                                                            84          89          247         258
    Latin America                                                          48          41          119         123
    Asia                                                                  106          96          311         237
    Other                                                                   9          16           26          47

                                                                      ----------- ----------- ----------- ----------
Total Volume                                                              524         469        1,458       1,374
                                                                      ----------- ----------- ----------- ----------

Revenue
    TransAtlantic                                                         349         315          957         989
    Australasia                                                           132         136          388         409
    Latin America                                                          63          62          167         185
    Asia                                                                  137         124          363         320
    Other                                                                  23          26           58          74

                                                                      ----------- ----------- ----------- ----------
Total Revenue                                                             704         663        1,933       1,977
                                                                      ----------- ----------- ----------- ----------

Expenses
    TransAtlantic                                                         333         301          919         939
    Australasia                                                           121         127          374         387
    Latin America                                                          58          52          148         164
    Asia                                                                  141         126          396         320
    Other                                                                  18          23           48          63

                                                                      ----------- ----------- ----------- ----------
Total Expenses                                                            671         629        1,885       1,873
                                                                      ----------- ----------- ----------- ----------

Operating Income/(Loss) before exceptional charges
    TransAtlantic                                                          16          14           38         50
    Australasia                                                            11           9           14         22
    Latin America                                                           5          10           19         21
    Asia                                                                   (4)         (2)         (33)         0
    Other                                                                   5           3           10         11

                                                                      ----------- ----------- ----------- ----------
Operating Income before exceptional charges                                33          34           48        104
                                                                      ----------- ----------- ----------- ----------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Unaudited
US$ millions

1.  ACCOUNTING POLICIES

These consolidated financial statements have been prepared using accounting policies that are consistent with the policies used in preparing the 2001 annual consolidated financial statements, except as noted below, and should be read in conjunction with the annual financial statements contained in the CP Ships Limited ("CP Ships") Annual Report.

Goodwill and Other Intangible Assets
Effective 1st January 2002, CP Ships prospectively adopted the new recommendations of The Canadian Institute of Chartered Accountants ("CICA") with respect to accounting for goodwill and other intangible assets. Under the new method, goodwill is not amortized but is subject to an annual impairment test. Under the previous method, goodwill was amortized over 35 years. CP Ships has determined that there is no impairment of goodwill upon adopting the new standard. The impact of not amortizing goodwill in the third quarter of 2001 would have been to reduce the net loss by $4 million to $5 million from a loss of $9 million and would have decreased basic and diluted loss per share by $0.05 and for the nine months ended 30th September 2001 would have been to increase net income by $12 million to $63 million from $51 million and would have increased basic and diluted earnings per share by $0.15.

Foreign Currency Translation
Effective 1st January 2002, CP Ships adopted, retroactively, the new recommendations of the CICA with respect to accounting for foreign currency translation adjustments. The new rules no longer require the deferral and amortization of foreign exchange gains and losses on long-term debt. As the majority of CP Ships' debt is denominated in US Dollars, this change has not had a material effect on its financial statements.

Stock-Based Compensation
Effective 1st January 2002, CP Ships prospectively adopted the new recommendations of the CICA with respect to accounting for stock-based compensation and other stock-based payments. The new recommendations require compensation expense for stock options to be calculated using the fair value method with such value being spread to the date of vesting and either expensed to income or the effect disclosed in the notes to the financial statements. Direct awards of stock are expensed when granted or if non-vested, such expense is spread over the vesting period. As permitted under the new standard, CP Ships is not accounting for stock options on the fair value method but will disclose the effect (note 4).

2.  EARNINGS PER SHARE

The basic and diluted earnings per share figures for the periods ended 30th September 2001 have been restated as if the shares and options outstanding at 1st October 2001, the date on which CP Ships became a public company, had been in place for the periods ended 30th September 2001.

                                                              Three months                  Nine months
                                                            to 30th September            to 30th September
                                                           2002           2001          2002           2001
    ------------------------------------------------------------------------------------------------------------

    Weighted average number of common shares
    outstanding used to calculate basic earnings per
    share                                                  89.4           79.1          83.2           79.1

    Effect of diluted securities - stock options            1.1            0.1           1.1            0.1

    Weighted average number of common shares
    outstanding used to calculate diluted earnings
    per share                                              90.5           79.2          84.3           79.2

3.  ACQUISITION

On 6th August 2002, CP Ships completed the acquisition of all of the outstanding shares of Italia di Navigazione S.p.A. ("Italia Line") and its sales agencies in Italy and Spain together with certain assets of Italia Line's Canadian agency. Completion of the acquisition of certain assets of its agency in Venezuela is expected before the end of 2002. Italia Line is a container shipping operation with services between the Mediterranean, West Coast North America and Central and South America.

The acquisition has been accounted for using the purchase method of accounting with the results of Italia included in the Consolidated Financial Statements from the date of purchase. The consideration exceeds the net fair value of the assets and liabilities acquired, including provisions for restructuring and other costs, giving rise to goodwill of $95 million of which $68 million and $27 million have been allocated to the TransAtlantic and Latin American market segments respectively. The amount of goodwill that is tax deductible in Italy is $41 million. The estimated fair values of the net assets acquired and consideration, which was paid in cash, are summarized as follows:

                                                     $ millions

     Accounts receivable                                    36
     All other assets                                       17
     Goodwill                                               95
     Bank borrowings                                      (11)
     Accounts payable and accrued liabilities             (75)
     Long-term debt (capital leases)                      (21)
     ---------------------------------------------------------
     Consideration and costs                               41

These estimates may change on completion of the purchase of the agency in Venezuela, the assessment of the fair value of the net assets acquired and finalization of the consideration payable which under certain circumstances can be adjusted.

4.  STOCK-BASED COMPENSATION

The company has elected to not recognize stock option compensation as an expense but to disclose the effect based on fair value spread over the period to vesting.

The company has used the Black-Scholes option-pricing model to assess the fair value of the 179,000 options granted to employees and directors during the nine months ended 30th September 2002 with the following assumptions.


             Dividend yield                                   1.4%
             Volatility                                      30.0%
             Risk-free interest rate                          4.5%
             Expected life (years)                              5

In view of the small numbers of options granted there is no impact on reported net income and earnings per common share.

5.  EXCEPTIONAL CHARGES

During August 2002 CP Ships purchased four ice-strengthened ships that were previously bareboat chartered. Deferred costs of $6 million related to the now terminated financing arrangements have been written off.

6.  LONG-TERM DEBT

In July, CP Ships closed on an offering of $200 million aggregate principal amount of unsecured ten-year senior notes at 10.375% and at a price of 97.722% for net proceeds after deduction of offering expenses of $187 million.

7.  SHARE CAPITAL

In July, CP Ships completed the issue of 9.6 million new common shares at C$15.00 ($9.93) for approximate net proceeds after deduction of offering expenses of $88 million.

                                    -ends-

About CP Ships: One of the world's leading container shipping companies, CP Ships provides international container transportation services in four key regional markets: TransAtlantic, Australasia, Latin America and Asia. Within these markets CP Ships operates 38 services in 25 trade lanes, most of which are served by two or more of its seven readily recognized brands: ANZDL, Canada Maritime, Cast, Contship Containerlines, Italia Line, Lykes Lines and TMM Lines. CP Ships has a fleet of 90 ships and 400,000 containers. Its annual volume is 2 million teu, more than 80% of which is North American exports or imports. It also owns Montreal Gateway Terminals, which operates one of the largest marine container terminal facilities in Canada. CP Ships' stock is traded on the Toronto and New York stock exchanges under the symbol TEU. It is listed in the S&P/TSX 60 Index of top Canadian publicly listed companies. For further information visit the CP Ships website, www.cpships.com.




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

                                   CONTACTS
                                   Investors
                       Jeremy Lee, VP Investor Relations
                          Telephone: + 1 514 934 5254

                                     Media
              Elizabeth Canna, Director Corporate Communications
              Telephone:+44 (0)20 7389 1119 or +41(0) 79 691 3764
                                      or
                   Ian Matheson, Impress Communications Ltd
                        Telephone: +44 (0)1689 860 660

Note: This press release may include forward-looking statements about the operations, objectives and expected financial results of CP Ships and its affiliates. Such statements are inherently subject to uncertainties arising from a variety of factors including, without limitation, legislative or regulatory changes, competition, technological developments and global economic and financial conditions. Actual performance could differ substantially.




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